Filed by Founder SPAC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founder SPAC

Commission File No.: 001-40910

RUBICONSmartCity™ Featured in New Amazon Documentary Series

New series showcases AWS partners using cloud technology to drive innovation and enable sustainability and environmental protection efforts

Lexington, Kentucky (January 20, 2022) — RUBICONSmartCity™, the cutting edge software and technology platform from Rubicon Technologies, LLC (“Rubicon” or the “Company”), an innovative software leader that provides smart waste and recycling solutions for businesses and governments worldwide, is featured in a new documentary series produced by Amazon.

The four-part series, titled Climate Next, is focused on a selection of Amazon Web Services (AWS) partners using AWS cloud technology to drive innovation and enable their sustainability efforts. The episode featuring Rubicon explores the Company’s partnership with the City of Santa Fe, New Mexico, in which it has helped the city improve the performance of its waste, recycling, and sustainability operations.

Santa Fe leverages RUBICONSmartCity, a proprietary, cloud-based technology suite that helps city governments run more efficient, effective, and sustainable operations. In turn, Rubicon uses AWS cloud services including Amazon CloudWatch, Amazon RDS for SQL Server, and Amazon S3 to power its smart city solutions which are deployed in waste and recycling trucks, effectively creating an Internet of Things-enabled waste collection fleet.

“It is an honor to be featured in this ground-breaking documentary series by Amazon,” said Nate Morris, Founder and CEO of Rubicon. “As one of Rubicon’s very first RUBICONSmartCity partners, the transformational work of the Santa Fe team proves that stories of environmental innovation can be found anywhere and everywhere in our great country. Our growing partnership with AWS helps us to deliver solutions to today’s toughest waste and recycling challenges, and to create a healthier, cleaner, and safer America for all.”

By working with Rubicon, Santa Fe has improved customer service for city residents by reducing the number of missed pickups, optimizing collection routes, eliminating paper route sheets, automating the tracking of customer issues, and saving taxpayer dollars through actions such as reducing fuel consumption and wear and tear on vehicles.

Each of Santa Fe’s trash vehicles collects garbage and recycling from between 800 and 900 locations per day. Drivers carry a smartphone running Rubicon’s proprietary app which provides optimized collection routes and live telematics information, and streams that data back to city headquarters via the cloud. Managers and supervisors can track the service status at every home in the city, monitor route progress, and address issues in the field; all of which are essential insights for efficient program operations. Using cloud technology, RUBICONSmartCity is turning Santa Fe’s fleet of garbage trucks into mobile data collection centers, enabling them to complete additional tasks such as detect potholes or identify graffiti.

“Rubicon has worked with us on new technology solutions that have helped to redesign our waste and recycling operations, and move us toward more efficient collections and better customer service,” said Shirlene Sitton, Environmental Services Division Director at the City of Santa Fe. “These efficiencies will reduce our carbon emissions associated with service delivery, moving us toward Santa Fe’s goal of carbon neutrality by 2040.”

As seen with the partnership between Rubicon and Santa Fe, cloud technology can do much more than just modernize waste and recycling programs. It empowers businesses, governments, and organizations of all kinds to streamline operations and work toward long term sustainability goals, all the while saving money and improving the customer experience.

“We are pleased to showcase the important and innovative work that Rubicon has done with the City of Santa Fe to rethink waste collection, creating a vastly better system for both constituents and collectors,” said Kim Majerus, Vice President, State and Local Government & Education at Amazon Web Services. “As governments around the country—and around the world—evaluate how to innovate in a climate-friendly manner, the power of the cloud will continue to be an invaluable tool in reimagining how we live and govern.”

Watch Rubicon and Santa Fe’s episode in Amazon’s Climate Next documentary series, titled The Road to Zero Waste, here.

About Rubicon

Rubicon is a Lexington, Kentucky-based software platform that provides smart waste and recycling solutions for businesses and governments worldwide. Creating a new industry standard by using technology to drive environmental innovation, the Company helps turn businesses into more sustainable enterprises, and neighborhoods into greener and smarter places to live and work. Rubicon’s mission is to end waste. It helps its partners find economic value in their waste streams and confidently execute on their sustainability goals. Learn more at Rubicon.com.

Rubicon previously announced an agreement for a business combination with Founder SPAC (“Founder”) (Nasdaq: FOUN), which is expected to result in Rubicon becoming a public company listed on the NYSE under the new ticker symbol “RBT” in the second quarter of 2022, subject to customary closing conditions.

About Founder SPAC

Founder is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. While Founder is not limited to a particular industry or geographic region, the company focuses on businesses within the technology sector, with a specific focus on the theme of Digital Transformation. Founder is led by CEO Osman Ahmed, CFO Manpreet Singh, and Executive Chairman Hassan Ahmed. The company’s independent directors include Jack Selby, Steve Papa, Allen Salmasi, and Rob Theis. Sponsor and advisor, Nikhil Kalghatgi, leads the company’s advisory board.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this press release, including statements as to future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Rubicon, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Founder and its management, or Rubicon and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations, which include, but are not limited to: 1) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Rubicon, Founder, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain the approval of the shareholders of Founder or Rubicon, or to satisfy other conditions to the closing of the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Rubicon as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Rubicon or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Rubicon’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Founder’s securities; 13) the risk that the transaction may not be completed by Founder’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Founder; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) the inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Founder’s registration statement on Form S-4, to be filed with the Securities and Exchange Commission (the “SEC”) (the “Registration Statement”), and other documents filed by Founder from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Founder nor Rubicon gives any assurance that either Founder or Rubicon or the combined company will achieve its expected results. Neither Founder nor Rubicon undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Additional Information and Where to Find It

The proposed transactions will be submitted to Founder’s shareholders for their consideration and approval at a special meeting of shareholders. In connection with the proposed transactions, Founder will file a Registration Statement, which will include a preliminary proxy statement / consent solicitation statement / prospectus in connection with Founder’s solicitation of proxies for the vote by Founder’s shareholders in connection with the proposed transactions and other matters described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Rubicon’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been declared effective, Founder will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. Investors and security holders of Founder are advised to read the preliminary proxy statement and any amendments thereto, and, when available, the definitive proxy statement, in connection with Founder’s solicitation of proxies for its special meeting of shareholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement / consent solicitation statement / prospectus and all other relevant documents filed or that will be filed with the SEC by Founder through the website maintained by the SEC at www.sec.gov.

The documents filed by Founder with the SEC also may be obtained free of charge at Founder’s website at https://www.thefounderspac.com or upon written request to 800 Capital Street, Suite 2400, Houston, TX 77002.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Founder and Rubicon and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Founder’s shareholders in connection with the proposed transactions. Founder’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Founder in the Registration Statement to be filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Founder’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts:

Media Contact – Rubicon
Dan Sampson
Chief Marketing & Corporate Communications Officer
dan.sampson@rubicon.com
rubiconPR@icrinc.com

Investor Relations Contact – Rubicon
Sioban Hickie, ICR, Inc.
rubiconIR@icrinc.com

Founder SPAC Contact
Cody Slach

Gateway Group
(949) 574-3860
FOUN@gatewayir.com